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                           January 24, 2024

       James C. Flores
       Chief Executive Officer
       Flame Acquisition Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Amendment No. 7 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed January 16,
2024
                                                            File No. 001-40111

       Dear James C. Flores:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 7 on Schedule 14A filed January 16, 2024

       Beneficial Ownership of Securities, page 315

   1. Please revise to disclose the persons who hold voting and/or dispositive power over the shares held by Hartree
Partners, LP, Metamorphic Pecan, LLC, Pilgrim Global ICAV and
                                                        Fayez S. Sarofim
Management Trust.
 James C. Flores
FirstName  LastNameJames
Flame Acquisition Corp. C. Flores
Comapany
January 24,NameFlame
            2024      Acquisition Corp.
January
Page 2 24, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Ryan Maierson